Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency

   B. ☒ Board of Governors of the Federal Reserve System

   C. ☐ Federal Deposit Insurance Corporation

   D. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker

   B. ☐ Government Securities Dealer

   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice

   B. ☒ Amendment

25007227

4. A. Full name of the financial institution Goldman Sachs Bank USA

   B. Address of principal office of financial institution:

   200 West Street
   Address

New York	NY ▾	10282
City	State	Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   _____
   Address

	▾	
City	State	Zip Code

   SECURITIES AND EXCHANGE COMMISSION
   RECEIVED
   July 1, 2025
   REGISTRATIONS BRANCH
   04

   D. Mailing address if different from (B) or (C):

   _____
   Address

	▾	
City	State	Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Steve Elia	Managing Director	212-902-9041
Name	Title	Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
71 South Wacker Drive	Chicago	IL ▾	60606	Sales
555 California Street	San Francisco	CA ▾	94104	Sales
360 S Rosemary Ave	West Palm Beac	FL ▾	33401	Sales
		▾		

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

See Attachment

Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

   A. ☐ Yes   B. ☒ No

   NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

   Please print name and title of person executing this notice:

   Steven Thomas Elia
   Name (First, Middle, Last)

   Managing Director
   Title

   Signature   5/29/25
                                Date

Form G-FIN

<u>Attachment</u>

6.   Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Name:	Title:	Amendment:
Paul Chmiel	Managing Director	
Alison Flood	**Managing Director**	**Deletion (See Note 2)**
Michael Hamilton	Managing Director	
Jordan Kaufman	Managing Director	
Stacy Mohr	Managing Director	
Sasha Munn	Managing Director	
Steve Orr	**Managing Director**	**Deletion (See Note 2)**
Paul Antonios	Managing Director	
Joshua Banschick	Managing Director	
Leo Biselman	Managing Director	
Jake Caldwell	Managing Director	
Zachary Glasser	Managing Director	
Nitin Jagga	Managing Director	
Rajiv Kamilla	Managing Director	
Michael Leister	Managing Director	
Mark Romanczuk	Managing Director	
Maheshwar Saireddy	Managing Director	
Ryan Kelly	Managing Director	
Ilir Xholi	Managing Director	
Joseph Braik	Managing Director	
Arvind Giridhar	Managing Director	
Anshul Sehgal	Managing Director	
James Puccinelli	Managing Director	
Mike Mitchell	Managing Director	
Richard Chambers	Managing Director	
Chris Horvatin	Managing Director	
Muhammad Qubbaj	Managing Director	
Marc Getman	Managing Director	
Phillip Lee	Managing Director	
Andrew Mcillroy	Managing Director	

Supplemental List of Non-Supervisory Associated Persons

Name	Title	Amendment
Manish Agarwal	Vice President	
Colin McReynolds	Vice President	
Robert Zhang	Vice President	
Shawn Du	Associate	
Eli Pullaro	Analyst	
Kevin Cousin	Vice President	
Mark Flood	Vice President	
Mike Gentile	Vice President	
Jennifer Gust	**Vice President**	**Deletion (See Note 2)**
Noam Liran	Vice President	
Michael Waterfield	Vice President	
Melissa Watt	Vice President	
Katie Calvo	Associate	
Many Carter	Associate	
Kate DeWinter	Associate	
Will Hoefer	Associate	
Karolina Laredo	Associate	
Marc Orazietti	Associate	
Laura Rathjen	Associate	
Olivia Rosenberg	Associate	
Madeline Angelides	Analyst	
Nixon Chege	Analyst	
Michaela Ford	Analyst	
Michael Battle	Vice President	
Rebecca Bayard	Vice President	
Natalie Byun	Vice President	
Alyssa Farella	Vice President	
Joseph Grathwohl	Vice President	
Drew Hardt	Vice President	
Caroline Hayes	Vice President	
Emily Jiang	Vice President	
Matt Joy	Vice President	
Sameer Kamble	Vice President	
Jonah Kemp	Vice President	
William Lloyd	Vice President	
Gabriel Parra	Vice President	
JD Peak	Vice President	
Cayley Schafer	Vice President	
Nan Su	Vice President	
Virginia Xu	Vice President	
Sarah Brady	Associate	
Renato Curak	Associate	
Jordan Edwards	Associate	
Brian Forness	Associate	

Anna Gildea	Associate	
Carli Gogol	Associate	
Ben Grossman	Associate	
Rose Hall	Associate	
Austin Junger	Associate	
Ronnie Odlum	Associate	
Harsh Shah	Associate	
Ebun Sofela	Associate	
Josh Thompkins	Associate	
Matthew Timo	Associate	
Karen Yang	Associate	
Kelly Zhang	Associate	
Julia Brown	Analyst	
Matthew Cozzi	Analyst	
Jake Greenwald	Analyst	
Cole Jones	Analyst	
Anjan Mani	Analyst	
Juliet Marchesani	Analyst	
Daniel McCutchen	Analyst	
Neha Nerevetla	Analyst	
Nina Radman	Analyst	
Andrew Reis	Analyst	
Nicole Toft	Analyst	
Leonardo Zapparoli	Analyst	
Brendan Carney	Associate	
Randall Crawford	**Associate**	**Addition (See Note 1)**
Ross Harmon	Vice President	
Ana Victoria Santanna De Otero	Vice President	
Emmanuel Damas	Associate	
Devin Warner	Vice President	
Elizabeth Ecker	Vice President	
Felipe Jaworski	**Vice President**	**Deletion (See Note 2)**
Jeff O'Hare	Vice President	
Ada Situ	Vice President	
Cristina Tessari	Vice President	
Julien Thomas	Vice President	
Mitchell Cornell	Associate	
Abigail Gorbett	Associate	
Aryaman Jain	Associate	
Deen Hussain	Analyst	
Santiago Velasco	Analyst	
Erica Dembowski	Vice President	
Jake Kanavy	Vice President	
Marina Testani	Associate	
Michael Torre	Vice President	
Maggie Burd	Associate	
Sorato Doken	Associate	
Radhe Melwani	Analyst	

Evan Kim	Analyst
Brian Bingham	Vice President
Christine Bernard	Associate
Cemre Ertas	Analyst
Selina Xia	Analyst
Brandon Brown	Vice President
April Li	Vice President
Andrew Mullen	Vice President
Kyle Peterson	Vice President
Mandisa Msipa	Associate
Audrey Laude	Associate
Jeremy Baileys	Vice President
Dhawal Mehta	Vice President
Geoffrey Molnar	Vice President
Sandy Fong	Associate
Fatou Ndoye	Analyst
Nicole Birkhold	Vice President
Jonathan Coppola	Vice President
Derek Kump	Vice President
Vincent Mistretta	Vice President
Alex Pompey	Vice President
Mariana Pylypiw	Vice President
Aliya Saigol	Vice President
Hayley Shaffer	Vice President
Gerald Strabley	Vice President
Duncan Webb	Vice President
Kent Anzano	Associate
John Barback	Associate
Jenna Marget	Associate
Johanna Mermer	Associate
Sarah Skidmore	Associate
Eli Baker	Analyst
Brian Bartal	Analyst
Ishan Bhasin	Analyst
Mike Cabra	Analyst
Pedro Carvalho	Analyst
Rex Eshirow	Analyst
Margo Killey	Analyst
Jake Kleinfeld	Analyst
Dillon John	Analyst

Note 1: Form U-4 Provided

Note 2: Goldman Sachs & Co. LLC., an affiliate of Goldman Sachs Bank USA, will continue to maintain the referenced employee's FINRA registration in accordance with regulatory requirements